Exhibit 12.1

Terreno Realty Corporation

Ratio of Earnings to Fixed Charges and

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(in thousands)

	For the Three Months Ended March 31, 2013		For the Year Ended December 31,				Period from February 16, 2010 (Commencement of Operations) to December 31, 2010
			2012		2011
Earnings
Income (loss) from continuing operations	$794		$(1,022)		$(4,788)		$(5,699)
Add:
Fixed charges	1,540		5,531		2,648		554

Total Earnings	$2,334		$4,509		$(2,140)		$(5,145)

Fixed Charges
Add:
Interest Expensed	$1,521		$5,472		$2,612		$524
Estimate of the Interest within rental expense	19		59		36		30

Total Fixed Charges	1,540		5,531		2,648		554
Preferred stock dividends	891		1,604		—		—

Combined Fixed Charges and Preferred Stock Dividends	$2,431		$7,135		$2,648		$554

Ratio of Earnings to Fixed Charges	1.52		0.82	(1)	—	(1)	—	(1)
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	0.96	(2)	0.63	(2)	—	(2)	—	(2)

(1)

Fixed charges exceeded earnings by $1.0 million, $4.8 million and $5.7 million for the years ended December 31, 2012 and 2011 and for the period from February 16, 2010 (Commencement of Operations) to December 31, 2010, respectively.

(2)

Fixed charges and preferred stock dividends exceeded earnings by $0.1 million, $2.6 million, $4.8 million and $5.7 million for the three months ended March 31, 2013, for the years ended December 31, 2012 and 2011 and for the period from February 16, 2010 (Commencement of Operations) to December 31, 2010, respectively.